Exhibit 1

ST. JUDE MEDICAL REPORTS RECORD FIRST QUARTER SALES AND EARNINGS

St. Paul, MN, April 21, 2004 — St. Jude Medical, Inc. (NYSE:STJ) today reported results for the first quarter ended March 31, 2004. The Company reported record net sales of $549 million, an increase of 24% compared to the $441 million reported in the first quarter of 2003. Favorable foreign currency translation comparisons increased first quarter sales by about $24 million. Earnings for the first quarter of 2004 were $96 million, a $16 million or 20% increase over net earnings of $80 million in the first quarter of 2003. Earnings per diluted share were $.52 in the first quarter of 2004, a 21% increase over the $.43 per diluted share reported in the first quarter 2003.

Commenting on first quarter 2004 results, St. Jude Medical Chairman and Chief Executive Officer Terry L. Shepherd said, “These first quarter results represent a very good start in 2004 and reflect strong sales growth in several product categories led by implantable cardioverter defibrillators (ICDs), pacemakers and vascular closure devices. Total sales increased approximately 24% over the first quarter of 2003. Gross margin improvements were consistent with our expectations and reflect our commitment to continuous improvement. EPS of $.52 increased approximately 21% compared to the first quarter of 2003. Another good cash flow quarter allowed us to both increase our cash reserves and reduce debt, strengthening our balance sheet.”

During a conference call, St. Jude Medical will provide sales and earnings guidance for the second quarter and full year 2004. The Company expects consolidated EPS for the second quarter of 2004 to be in the range of $.52 to $.54 and for the full year 2004 in the range of $2.18 to $2.23.

Shepherd continued, “Our high-voltage cardiac rhythm management product line continued to show good momentum in the quarter, despite challenging market dynamics. First quarter ICD sales of $120 million, an increase of 18% over the first quarter of 2003, exceeded our expectations and reflect strong customer demand for our ICD product line. Sales of the St. Jude Medical Atlas®+ ICD, which is the highest output rate-adaptive device on the market, were very encouraging.”

On March 9 in conjunction with the American College of Cardiology (ACC) Scientific Session, St. Jude Medical announced that data from its RHYTHM ICD clinical trial had achieved all prospectively defined primary safety and efficacy endpoints as cardiac resynchronization therapy (CRT) patients showed a statistically significant improvement in peak VO2 and exercise duration. The RHYTHM study evaluated the St. Jude Medical Epic™ HF model V-338 ICD, which is used to treat heart failure patients who are also at risk of dangerously fast heart rhythms. The device was paired with either the Aescula™ model 1055K or QuickSite™ model 1056K left-ventricular lead. During the separate QuickSite phase of the RHYTHM ICD study, all prospectively defined endpoints were met. Data from the RHYTHM study have been submitted to the U.S. Food and Drug Administration (FDA) in support of a pre-market approval (PMA) for the devices used in the study. St. Jude Medical reaffirms its previous guidance that it expects FDA approval of the studied devices by the May 2004, NASPE/Heart Rhythm Society meeting.

Also at the ACC Scientific Session, St. Jude Medical announced the results of the PAVE clinical trial indicating potential benefits of biventricular pacing in non-heart failure patient populations. The PAVE study evaluated biventricular vs. standard right ventricular (RV) pacing in patients undergoing ablate and pace therapy for atrial fibrillation (AF). Biventricular pacing produced a statistically significant improvement in cardiac function over standard RV pacing. Data from the PAVE study have been submitted to the FDA in support of a PMA application for the St. Jude Medical Frontier™ biventricular pacing system in post-AV nodal ablation cases. St. Jude Medical reaffirms its previous guidance that it also expects FDA approval of this system by the NASPE/Heart Rhythm Society meeting.

Shepherd added, “Based on the results of the RHYTHM and PAVE trials now under review by the FDA, we look forward with great focus and anticipation to the U.S. launch of our low-voltage biventricular pacing and high-voltage cardiac resynchronization devices. In January, we announced the first U.S. and European implants of the Atlas® + HF ICD, a device designed to treat heart failure patients at risk of dangerously fast heart rhythms by combining ventricular resynchronization and defibrillation therapy in one device. It provides the highest-energy output (36 joules delivered/42 joules stored) of any ICD with CRT, making it possible to increase safety margins for patients who have life-threatening high or rising defibrillation thresholds. We are confident the St. Jude Medical CRT product line will be favorably received by clinicians and provide the Company a tremendous opportunity to participate in one of the fastest growing markets in medical devices.”

Shepherd continued, “In our low-voltage cardiac rhythm management product line, first quarter worldwide pacing sales of $223 million represented an increase of 16% slightly exceeding our expectations. Completing our array of product technologies for managing cardiac rhythm disorders, sales of our electrophysiology (EP) catheter line of $37 million increased 48% over last year, in line with our expectations.”

Shepherd added, “First quarter sales in the Company’s Cardiology and Vascular Access business increased $39 million to $96 million, a 68% increase compared to last year, driven by growing customer use of our Angio-Seal™ STS Plus, the Company’s latest-generation vascular closure device. Angio Seal sales for the quarter of $70 million represented a 49% increase over the previous year and continue the strong multi-year performance of our market leading vascular closure business.”

In the Company’s Cardiac Surgery business, sales were $73 million, about an 11% increase compared to the first quarter of 2003, with sales particularly strong in international markets.

Shepherd concluded, “Our outlook for the remainder of 2004 and looking to the future is very positive. St. Jude Medical is well positioned to continue the momentum we have worked to develop in the last few years, expand the impact we are having on human health around the world and support our financial expectations for 2004 and beyond.”

St. Jude Medical’s 1st quarter earnings conference call will be live (also archived for 90 days) on the following website:

http://phx.corporate-ir.net/phoenix.zhtml?c=73836&p=irol-EventDetails&Eventld =810117.

Any statements made regarding St. Jude Medical’s anticipated future product launches, regulatory approvals, revenues, earnings, market shares, and potential clinical success are forward-looking statements which are subject to risks and uncertainties, such as those described in the Financial Section of the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2003 (see pages 11-16). Actual results may differ materially from anticipated results.

St. Jude Medical, Inc. (www.sjm.com) is dedicated to the design, manufacture and distribution of innovative medical devices of the highest quality, offering physicians, patients and payers unmatched clinical performance and demonstrated economic value.

St. Jude Medical, Inc.
Condensed Consolidated Statements of Earnings
(Data in Thousands, Except EPS)
(Unaudited)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003

Net sales	$548,576	$441,384
Cost of sales	164,245	139,464
Gross profit	384,331	301,920

Selling, general & administrative	187,549	139,084
Research & development	65,580	55,942

Operating profit	131,202	106,894
Other income (expense)	(815)	1,197

Earnings before taxes	130,387	108,091
Income tax provision	34,683	28,104
Net earnings	$95,704	$79,987

Earnings per share
Basic	$0.55	$0.45
Diluted	$0.52	$0.43

Basic shares outstanding	174,587	178,888
Diluted shares outstanding	184,122	186,326

Condensed Consolidated Balance Sheets
(Data in Thousands)
(Unaudited)

	March 31, 2004	Dec. 31, 2003
Cash & equivalents	$486,620	$461,253
Accounts receivable, net	533,875	501,759
Inventories	307,628	311,761
Other current assets	198,664	217,564
Property, plant & equipment, net	300,373	301,653
Other assets	789,982	762,104
Total assets	$2,617,142	$2,556,094

Short-term debt	$6,718	$12,115
Other current liabilities	456,208	498,200
Long-term debt	277,096	351,813
Deferred income taxes	96,693	89,719
Total equity	1,780,427	1,604,247
Total liabilities & equity	$2,617,142	$2,556,094